Exhibit 12.1

THE TRIZETTO GROUP, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003		2002
Ratio of earnings to fixed charges (1)	3.38x	3.27x	4.69x	2.69x	—	(2)	—	(2)

(1)	For purposes of computing our consolidated ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within operating lease expense.

(2)	For the years ended December 31, 2002 and 2003, we had earnings-to-fixed charges coverage deficiencies of approximately $143.4 million and $20.8 million, respectively.